DAVIS POLK & WARDWELL

John K. Knight 020 7418 1038 john.knight@dpw.com	99 Gresham Street London EC2V 7NG 020 7418 1300 FAX 020 7418 1400	New York Menlo Park Washington, D.C. Paris Frankfurt Madrid Tokyo Beijing Hong Kong

June 22, 2007

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Amendment No. 2 to Form F-4 Filed May 29, 2007 File No. 333-141813

Mr. William Friar
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Friar:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby submit BBVA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated June 13, 2007 with respect to the above-mentioned Amendment No. 2 to Form F-4 (the “Amendment No. 2”).

This letter is being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter.

The Staff’s comments, indicated in italics, are followed by BBVA’s responses and the proposed revisions that will be included in Amendment No. 3 (the “ Amendment No. 3”) to Form F-4 (the “F-4”) when filed. All references to page numbers in BBVA’s responses are to pages in the Amendment No. 2.

THE PRINCIPAL PLACE OF BUSINESS OF THE PARTNERSHIP IN GREAT BRITAIN IS THE
ADDRESS SET FORTH ABOVE AT WHICH A LIST OF THE PARTNERS' NAMES IS OPEN FOR INSPECTION.

Mr. William Friar	2	June 22, 2007

Form F-4
Election Timeframe

1.	With regard to your response that you intend to make the prospectus available to holders and new holders after the meeting date, confirm you will also:

•	Consummate the transaction within one year of the meeting dates;

•	Shareholders will have a minimum of 20 business days from the mailing of the form of election to make their election;

•
The Company will select, and publicly announce, a date as the last day on which forms of election will be accepted and the election date will be at least 5 business days following the date of such public announcement, and;

•	Shareholders will be permitted to withdraw or change their election at any time prior to the election date.

BBVA advises the Staff that:

•	Shareholders will have a minimum of 20 business days from the mailing of the form of election to make their election;

•
BBVA will select, and publicly announce, a date as the last day on which forms of election will be accepted and that the “election date” will be at least five business days following the date of such public announcement; and

•	Shareholders will be able to withdraw or change their election at any time prior to the election date.

BBVA further advises the Staff that it intends to consummate the transaction within one year of the meeting date of the Compass shareholder meeting.  In the event that we do not consummate the transaction within one year of the Compass shareholder meeting, BBVA will comply with all applicable rules and regulations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including all applicable rules and regulations related to tender offers.

Mr. William Friar	3	June 22, 2007

Exhibits

2.
Revise Exhibits 5.1 to delete the penultimate paragraph or otherwise revise to make clear that Compass holders can rely on the opinion. Likewise, delete or revise the language in the penultimate paragraph in Exhibit 8.1 and the third paragraph in Exhibit 8.2.

In response to the Staff’s comment, the penultimate paragraph of Exhibits 5.1 and 8.1 will be revised in Amendment No. 3 to read as follows:

“This opinion is being furnished by us, as Spanish counsel to BBVA, to you as a supporting document in connection with the above referenced F-4 Registration Statement.”

Please see Attachment 1 to this letter for the draft of Exhibit 5.1 as it will be revised and as it will be filed in signed, final form with Amendment No. 3. Please see Attachment 2 to this letter for the draft of Exhibit 8.1 as it will be revised and as it will be filed in signed, final form with Amendment No. 3.

In response to the Staff’s comment, please see Attachment 3 for the draft of Exhibits 8.2 as it will be revised and as it will be filed in signed, final form with Amendment No. 3.

3.
Exhibits 8.1, 8.2, and 8.3 and the disclosures on pages 66 and 71 of the Prospectus should be revised to state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion. The exhibits should then confirm that the opinion set forth in the prospectus is the opinion of counsel.

In response to the Staff’s comment regarding Exhibit 8.1, the disclosure on page 71 will be revised in Amendment No. 3 as follows (revisions underlined):

“In the opinion of Garrigues, Abogados y Asesores Tributarios, the following is a summary of the material Spanish tax consequences of the acquisition, ownership and disposition of BBVA shares by U.S. Residents (as defined below). This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to “look-through” entities (such as trusts or estates) that may be subject to the tax regime applicable to such non-Spanish entities under the Spanish Non-Resident Income Tax Law.”

In addition, please see Attachment 2 to this letter for the draft of Exhibit 8.1 as it will be revised in response to the Staff’s comment and as it will be filed in signed, final form with Amendment No. 3.

In response to the Staff’s comment regarding Exhibits 8.2 and 8.3, the disclosure on page 67 will be revised in Amendment No. 3 as follows (revisions underlined and deletions struck out):

Mr. William Friar	4	June 22, 2007

“Tax Consequences of the Transaction Generally

BBVA and Compass have structured the transactions to qualify as ~~a~~ reorganizations within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement, Cleary Gottlieb Steen & Hamilton LLP has delivered an opinion to BBVA to the effect that each of (i) the reincorporation merger and (ii) the share exchange and the final merger (taken together) will be treated as a reorganization within the meaning of Section 368(a) of the Code, and Wachtell, Lipton, Rosen & Katz has delivered an opinion to Compass to the effect that each of (i) the reincorporation merger and (ii) the share exchange and the final merger (taken together) will be treated as a reorganization within the meaning of Section 368(a) of the Code and that the share exchange and the final merger (taken together) will not result in gain recognition to the shareholders of Compass Virginia pursuant to Section 367(a) of the Code.  It is a condition to BBVA’s obligation to complete the transaction that BBVA receive an opinion of its counsel, Cleary Gottlieb Steen & Hamilton LLP, dated as of the closing date of the transaction, ~~substantially to the effect that the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code~~to the same effect as the opinion from such firm described above. It is a condition to Compass’ obligation to complete the transaction that Compass receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated as of the closing date of the transaction, ~~substantially to the effect that (i) the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) the transaction will not result in gain recognition to the shareholders of Compass common stock pursuant to Section 367(a) of the Code~~to the same effect as the opinion from such firm described above. In rendering these opinions, counsel may require and rely upon customary representations contained in letters and certificates to be received from BBVA and Compass. ~~Neither~~None of the tax opinions given in connection with the transaction will be binding on the Internal Revenue Service. Neither BBVA nor Compass intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the transaction.

Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the transaction could be adversely affected. ~~It is assumed for purposes of the remainder of the discussion in this section that each counsel will deliver such an opinion~~. As a result of the transaction being treated as a reorganization within the meaning of Section 368(a) of the Code, the following material U.S. federal tax consequences will result from the transaction:”

In addition, please see Attachments 3 and 4 to this letter for the drafts of Exhibits 8.2 and 8.3, respectively, as they will be revised in response to the Staff’s comment and as they will be filed in signed, final form with Amendment No. 3.

Mr. William Friar	5	June 22, 2007

General

4.	Revise to provide those disclosures relating to the Regulation M No-Action Request pending with the Division of Market Regulation.

In response to the Staff’s comment, BBVA will add the following disclosure relating to the Regulation M No-Action Request to Amendment No. 3:

“BBVA MARKET ACTIVITIES INVOLVING BBVA ORDINARY SHARES
OUTSIDE THE UNITED STATES

Since the announcement of the acquisition, BBVA and certain of its affiliates have engaged, and intend to continue to engage throughout the proxy solicitation and the election periods, in various dealing and brokerage activities involving BBVA ordinary shares outside the United States. Among other things, BBVA, through one of its subsidiaries, intends to make a market in BBVA ordinary shares by purchasing and selling BBVA ordinary shares for its own account in Spain on the Spanish Stock Exchanges, in order to provide liquidity to the market. BBVA is not obligated to make a market in BBVA ordinary shares, and any such market-making activity may be discontinued at any time. BBVA also intends to engage throughout the proxy solicitation and election periods in trades in BBVA ordinary shares for its own account and the accounts of its customers for the purpose of hedging their positions established in connection with the trading of certain derivatives relating to BBVA ordinary shares, as well as to effect unsolicited brokerage transactions in BBVA ordinary shares with its customers. These activities may occur through the Automated Quotation System, on the Spanish Stock Exchanges, the stock exchanges of Frankfurt, Milan, Zurich, London and Mexico and in the over-the-counter market in Spain or elsewhere outside the United States. In addition, BBVA’s affiliated U.S. broker-dealer may engage in unsolicited brokerage transactions in BBVA ordinary shares and BBVA ADSs with its customers in the United States. Further, certain of BBVA’s asset management affiliates may buy and sell BBVA ordinary shares outside the United States as part of their ordinary investment management activities on behalf of their customers, and one of BBVA’s insurance affiliates may sell insurance policies which require it to invest the premiums paid by the purchasers of its policies in certain investments, which may include BBVA ordinary shares. The foregoing activities could have the effect of preventing or retarding a decline in the market price of the BBVA shares. BBVA has sought and received from the SEC certain exemptive relief from Regulation M under the Exchange Act in order to permit BBVA and certain of its affiliates to engage in the foregoing activities during the proxy solicitation and election periods.”

Mr. William Friar	6	June 22, 2007

*     *     *

Should you require further clarification of any of the issues raised in this letter or the Amendment, please contact the undersigned at +44-20-7418-1038, Andres V. Gil at +34-91-702-6747 or John K. Doulamis at +44-20-7418-1394.

Sincerely, /s/ John K. Knight John K. Knight

CC:	Mr. Raul Santoro de Mattos Almeida Banco Bilbao Vizcaya Argentaria, S.A., New York Branch 1345 Avenue of the Americas, 45th Floor New York, New York 10105 Phone (212) 728-1660

Edward Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone (212) 403-1000

Victor I. Lewkow
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Phone (212) 225-2000

ATTACHMENT 1

[●] [●]th, 2007
To:	Banco Bilbao Vizcaya Argentaria, S.A. Plaza de San Nicolás, 4 48005 Bilbao Spain

Ref:	Transaction between Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc.

Dear Sirs,

We have acted as Spanish legal counsel to Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain, in connection with the issuance by BBVA of 196,000,000 new ordinary shares (the “New Shares”) with a par value of €0.49 each, by means of non-monetary contributions and with the exclusion of the pre-emptive right of subscription of the shareholders of BBVA, to the shareholders of Compass Bancshares Inc. (“Compass”) in accordance with the transaction agreement dated February 16th, 2007, as described in the proxy statement / prospectus forming part of the registration statement on form F-4, registration nº 333-141813 (as amended through the date hereof, the “F-4 Registration Statement”) filed with the Securities and Exchange Commission.

SCOPE

Documents examined

For the purposes of issuing this legal opinion, we have reviewed and examined originals or copies certified or otherwise identified to our satisfaction, of such records of BBVA and such other documents and certificates, and made such inquiries with officers of BBVA as we have deemed necessary as a basis for the opinions hereinafter expressed.

Limitations

a)	Our opinion is limited in all respects to the laws of Spain in force as of the date hereof.

b)	We do not express any opinion on the laws of any jurisdiction other than Spain, on public international law or on the rules of or promulgated under or by any treaty organization.

c)
Except where otherwise expressly stated in this opinion, we have not made any independent verification of any factual matters disclosed to us in the course of our examination for the purposes of rendering this opinion. We have relied as to factual matters on the documents and the information furnished to us by BBVA.

ATTACHMENT 1

ASSUMPTIONS

For the purposes of this opinion we have assumed that:

a)
All signatures and initials appearing in all documents examined in the course of our examination are genuine and such signatures are the signatures of the persons purported to have signed such documents; all documents submitted to us in the course of our examination as originals are authentic and complete and all documents submitted to us in the course of our examination as copies conform with authentic originals and are complete; and all documents examined in the course of our examination and dated prior to the date of this opinion remain in effect and unamended as of that date;

b)
That BBVA has submitted to us all its relevant corporate records and proceedings, that such records and proceedings are truthful transcriptions of the resolutions passed and that they are validly executed, convened and held;

c)	All information regarding matters of fact rendered to us by BBVA as well as (when appropriate) by governmental officials or public registries, is accurate and complete;

d)	There is nothing under any law (other than the laws of Spain) that affects our opinion; and

e)	The absence of fraud and the presence of good faith on the part of BBVA.

OPINION

Based upon and subject to the scope and limitations, assumptions and qualifications set forth herein and subject to any documents or events not disclosed to us in the course of our examination, we are of the opinion that:

a)	BBVA has been duly incorporated and is validly existing as a corporation with limited liability under the laws of Spain.

b)
When the capital increase with the exclusion of the pre-emptive right of subscription and the issuance of the New Shares have been duly authorized by a resolution of the General Shareholders´ Meeting of BBVA as requisite corporate action on the part of BBVA and upon the payment for the New Shares through the transfer and contribution in kind of the shares of Compass, the Board of Directors (Consejo de Administración) or the Permanent Executive Committee (Comisión Delegada Permanente) or any other person duly empowered shall execute in a public notarial deed the capital increase, register such notarial deed at the Commercial Registry of Vizcaya and record the New Shares with the Spanish Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR).  By effect thereof, the New Shares will be duly authorized, fully paid, non assessable and validly issued under the existing laws of Spain.

ATTACHMENT 1

QUALIFICATIONS

This opinion is subject to the following qualification:

a)
Our opinion is subject to the effect of any applicable bankruptcy, temporary receivership, insolvency, reorganization, moratorium or any process affecting creditors rights generally, as well as to any principles of public policy (“orden público”).

b)
Some of the legal concepts are described in English terms and not in their original terms.  Such concepts may not be exactly similar to the concepts described in English terms.  This opinion may, therefore, only be relied upon with the express qualification that any issues of interpretation of legal concepts arising hereunder will be governed by Spanish law.

*          *          *

This opinion is being furnished by us, as Spanish counsel to BBVA, to you as a supporting document in connection with the above referenced F-4 Registration Statement.

We hereby consent to the use of our name under the caption “Legal Matters” in the proxy statement / prospectus constituting part of the F-4 Registration Statement and to the filing of this opinion as an exhibit to the F-4 Registration Statement.
Yours faithfully,

J&A Garrigues, S.L.

ATTACHMENT 2

[●] [●]th, 2007
To:	Banco Bilbao Vizcaya Argentaria, S.A. Plaza de San Nicolás, 4 48005 Bilbao Spain

Ref:	Transaction between Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc.

Dear Sirs,

We have acted as Spanish legal counsel to Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain, in connection with the issuance by BBVA of 196,000,000 new ordinary shares (the “New Shares”) with a par value of €0.49 each, by means of non-monetary contributions and with the exclusion of the pre-emptive right of subscription of the shareholders of BBVA, to the shareholders of Compass Bancshares Inc. (“Compass”) in accordance with the transaction agreement dated February 16th, 2007, as described in the proxy statement / prospectus forming part of the registration statement on form F-4, registration nº 333-141813 (as amended through the date hereof, the “F-4 Registration Statement”) filed with the Securities and Exchange Commission.

SCOPE

Documents examined

For the purposes of issuing this legal opinion, we have reviewed and examined originals or copies certified or otherwise identified to our satisfaction, of such records of BBVA and such other documents and certificates, and made such inquiries with officers of BBVA as we have deemed necessary as a basis for the opinions hereinafter expressed.

Limitations

a)	Our opinion is limited in all respects to the laws of Spain in force as of the date hereof.

b)	We do not express any opinion on the laws of any jurisdiction other than Spain, on public international law or on the rules of or promulgated under or by any treaty organization.

c)
Except where otherwise expressly stated in this opinion, we have not made any independent verification of any factual matters disclosed to us in the course of our examination for the purposes of rendering this opinion. We have relied as to factual matters on the documents and the information furnished to us by BBVA.

ATTACHMENT 2

ASSUMPTIONS

For the purposes of this opinion we have assumed that:

a)
All signatures and initials appearing in all documents examined in the course of our examination are genuine and such signatures are the signatures of the persons purported to have signed such documents; all documents submitted to us in the course of our examination as originals are authentic and complete and all documents submitted to us in the course of our examination as copies conform with authentic originals and are complete; and all documents examined in the course of our examination and dated prior to the date of this opinion remain in effect and unamended as of that date;

b)
That BBVA has submitted to us all its relevant corporate records and proceedings, that such records and proceedings are truthful transcriptions of the resolutions passed and that they are validly executed, convened and held;

c)	All information regarding matters of fact rendered to us by BBVA as well as (when appropriate) by governmental officials or public registries, is accurate and complete;

d)	There is nothing under any law (other than the laws of Spain) that affects our opinion; and

e)	The absence of fraud and the presence of good faith on the part of BBVA.

OPINION

We have participated in the preparation of the discussion set forth in the section entitled “Spanish Tax Consequences” of the F-4 Registration Statement.  Subject to the assumptions and qualifications set forth in such discussions, we hereby confirm our opinion set forth in such discussion.

QUALIFICATIONS

This opinion is subject to the following qualification:

a)
Our opinion is subject to the effect of any applicable bankruptcy, temporary receivership, insolvency, reorganization, moratorium or any process affecting creditors rights generally, as well as to any principles of public policy (“orden público”).

b)
Some of the legal concepts are described in English terms and not in their original terms.  Such concepts may not be exactly similar to the concepts described in English terms.  This opinion may, therefore, only be relied upon with the express qualification that any issues of interpretation of legal concepts arising hereunder will be governed by Spanish law.

ATTACHMENT 2

*          *          *

This opinion is being furnished by us, as Spanish counsel to BBVA, to you as a supporting document in connection with the above referenced F-4 Registration Statement.

We hereby consent to the use of our name under the caption “Legal Matters” in the proxy statement / prospectus constituting part of the F-4 Registration Statement and to the filing of this opinion as an exhibit to the F-4 Registration Statement.
Yours faithfully,

J&A Garrigues, S.L.

ATTACHMENT 3

[DATE], 2007

Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de la Castellana, 81
Madrid, SPAIN

Ladies and Gentlemen:

We have acted as special counsel to Banco Bilbao Vizcaya Argentaria, S.A., a bank organized and existing under the laws of Spain (“BBVA”), in connection with the proposed strategic business combination transactions (the “Transaction”) between BBVA and Compass Bancshares, Inc., a Delaware corporation (“Compass”), pursuant to the Transaction Agreement, dated as of February 16, 2007 (the “Agreement”), by and among BBVA and Compass.  At your request, and in connection with the Registration Statement on Form F-4 of BBVA filed with the Securities and Exchange Commission in connection with the Transaction (as amended through the date hereof, the “Registration Statement”), we are rendering our opinion concerning the material federal income tax consequences of the Transaction.  Any capitalized term used and not defined herein has the meaning given to it in the Agreement.

For purposes of the opinion set forth below, we have relied, with the consent of BBVA and the consent of Compass, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in certain letters to us from the officers of BBVA and Compass dated the date hereof, and have assumed that such factual statements and representations will be accurate and complete as of the appropriate effective time (as if made as of such time) and that all such factual statements and representations made to the knowledge of any person or entity or with similar qualification are and will be true and correct as if made without such qualification.  We have also relied upon the accuracy of the Registration Statement and the Proxy Statement contained therein, each as amended or supplemented through the date hereof.

ATTACHMENT 3

We have also assumed that:  (i) the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party) and (ii) the Transaction will be reported by BBVA and Compass on their respective federal income tax returns in a manner consistent with the opinion set forth below.

Based upon and subject to the foregoing, it is our opinion, under currently applicable U.S. federal income tax law, that each of (i) the Reincorporation Merger and (ii) the Share Exchange and the Third Step Merger (taken together) will be treated as a reorganization within the meaning of Section 368(a) of the Code.

We express no opinion on any issue relating to the tax consequences of the Transaction other than those set forth above.  Our opinion is based upon the Code, published judicial decisions, administrative regulations and published rulings and procedures as in existence on the date hereof.  Future legislative, judicial or administrative changes, on either a prospective or retroactive basis, could affect our opinion.  Further, our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service or a court will not take a contrary position.  We undertake no responsibility to advise you of any future change in the matters stated herein or in the federal income tax laws or the application or interpretation thereof.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.  We are furnishing this opinion solely in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By: ___________________________
William L. McRae, a Partner

ATTACHMENT 4

[date], 2007

Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233

Ladies and Gentlemen:

We have acted as special counsel to Compass Bancshares, Inc., a Delaware corporation (the “Company”), in connection with the proposed strategic business combination transactions (the “Transaction”) between the Company and Banco Bilbao Vizcaya Argentaria, S.A., a bank organized and existing under the laws of Spain (“Parent”), pursuant to the Transaction Agreement, dated as of February 16, 2007 (the “Agreement”), by and among Parent and the Company.  At your request, and in connection with the Registration Statement on Form F-4 of Parent filed with the Securities and Exchange Commission in connection with the Transaction (as amended through the date hereof, the “Registration Statement”), we are rendering our opinion concerning the material federal income tax consequences of the Transaction.  Any capitalized term used and not defined herein has the meaning given to it in the Agreement.

For purposes of the opinion set forth below, we have relied, with the consent of Parent and the consent of the Company, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in certain letters to us from the officers of Parent and the Company dated the date hereof, and have assumed that such factual statements and representations will be accurate and complete as of the appropriate effective time (as if made as of such time) and that all such factual statements and representations made to the knowledge of any person or entity or with similar qualification are and will be true and correct as if made without such qualification.  We have also relied upon the accuracy of the Registration Statement and the Proxy Statement contained therein, each as amended or supplemented through the date hereof.

We have also assumed that:  (i) the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the Transaction will be reported by Parent and the Company on their respective federal income tax returns in a manner consistent with the opinion set forth below and (iii) any shareholder of Company Virginia Sub that is a U.S. person and a “five-percent transferee shareholder” as defined in U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii) will enter into a five-year gain recognition agreement in the form provided in U.S. Treasury Regulation Section 1.367(a)-8.

ATTACHMENT 4

Based upon and subject to the foregoing, it is our opinion, under currently applicable U.S. federal income tax law, that each of (i) the Reincorporation Merger and (ii) the Share Exchange and the Third Step Merger (taken together) will be treated as a reorganization within the meaning of Section 368(a) of the Code and that the Share Exchange and the Third Step Merger (taken together) will not result in gain recognition to the shareholders of Company Virginia Sub pursuant to Section 367(a) of the Code.

We express no opinion on any issue relating to the tax consequences of the Transaction other than those set forth above.  Our opinion is based upon the Code, published judicial decisions, administrative regulations and published rulings and procedures as in existence on the date hereof.  Future legislative, judicial or administrative changes, on either a prospective or retroactive basis, could affect our opinion.  Further, our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service or a court will not take a contrary position.  We undertake no responsibility to advise you of any future change in the matters stated herein or in the federal income tax laws or the application or interpretation thereof.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.  We are furnishing this opinion solely in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose.

Very truly yours,